SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

6-K Items

     1. Press Release re Tat Technologies Ltd. Announces Appointment of New CEO dated May 6, 2008.

                                                                          ITEM 1

Press Release                                   Source: TAT Technologies Limited

TAT Technologies Ltd. Announces Appointment of New CEO

Tuesday May 6, 11:57 am ET

GEDERA, Israel, May 6 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq: TATTF - News) today announced the appointment of Mr. Shmuel Fledel as CEO. Mr. Fledel comes to TAT Technologies from El-AL Israel Airlines Ltd. where he served as V.P., Maintenance & Engineering. He will assume his new position at TAT Technologies on May 19, 2008.

With more than 20 years of senior management experience including his military service as a chief commander in the Israeli Air Force, and as the CEO of Cyclone Aviation Products Ltd., Mr. Fledel brings a track record in management in the military and civil aviation business. He succeeds Mr. Dov Zeelim who served as the company's CEO for the last 25 years and was instrumental in advancing the company to a leading position in its markets.

Following a change in the control of the company in December 2007, eight new members were appointed to the company's Board of Directors. The appointment of Mr. Fledel as CEO is a major step in executing the company's long term strategy and achieving future growth

Mr. Giora Inbar, Chairman of the Board stated, "I am pleased that we have recruited a person of Shmuel's caliber and vision to lead our company. I strongly believe that his leadership will enable us to achieve our growth and profitability goals."

Mr. Fledel commented, "I am truly excited to have the opportunity to lead the company and to work closely with the board, management team and employees to achieve our goals."

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: May 6, 2008